September 11, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn: Mr. John Dana Brown

Re:	StepStone Group Inc.
Registration Statement on Form
S-1 File No. 333-248313

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join in the request of StepStone Group Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 4:00 p.m., Eastern Time, on September 15, 2020, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

i.	Date of preliminary prospectus: September 9, 2020;

ii.	Dates of distribution: September 9, 2020 through the date hereof; and

iii.	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 1,959.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond S. Rice
Name: Drummond S. Rice
Title: Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ C. E. Bluhm
Name: C. E. Bluhm
Title: Managing Director

MORGAN STANLEY & CO. LLC .

By:	/s/ Michael Occi
Name: Michael Occi
Title: Managing Director

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